Exhibit 4.11

MANAGEMENT SERVICES AGREEMENT

This MANAGEMENT SERVICES AGREEMENT (the “Agreement”), effective as of this 12 day of October, 2021 (the “Effective Date”), is entered into by and between Caesarstone Ltd. (hereinafter the “Company”), an Israeli company with a principal place of business at Kibbutz Sdot-Yam, MP Menashe, Israel 3780400, and Tene Growth Capital 3 Funds Management Company Ltd. (hereinafter “Tene”), an Israeli company that serves as the management company of the general partner of Tene Investment in Projects 2016, L.P. limited partnership, with a principal place of business at 4 Berkovich St., Tel-Aviv, Israel 64238 (each of Company and Tene may also be referred to as a “Party” and collectively as the “Parties”).

W I T N E S S E T H

WHEREAS, Company has retained management services from certain directors related to Tene, as independent contractors; and

WHEREAS, the Company desires to continue being provided with such management services and certain additional services (as detailed below); and

WHEREAS, the Company and Tene are interested in engaging with these directors through this Agreement, in order for the Company to be provided with certain executive chairman services, director services and business development services hereunder by Tene to carry out its business objectives; and

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, the Company and Tene hereby agree as follows:

1.          The Services.  Subject to and effective as of the date of the approval of this Agreement by the Company’s shareholders, Tene shall provide the Company with management services in areas of the Company’s activities, including without limitation: (i) services provided by the executive chairman of the Company’s board of directors (the “Executive Chairman Of The Board”) (who will devote his time in accordance with the Company’s needs as may be amended from time to time, under an estimated scope of position of approximately [28] hours per month); (ii) one (1) director service (the “Director Service”); and (iii) regular business development advice, including financial & strategic advice made available by Tene Management through its employees, officers and directors and/or consultants (all services described herein shall be collectively referred to as the “Services”). The Services shall be granted to the Company by Dr. Ariel Halperin and Mr. Dori Brown and/or officeholders of Tene, and/or by employees and/or consultants of Tene (Dr. Ariel Halperin and Mr. Dori shall be collectively referred to as “Tene’s Directors”, and together with Tene’s officeholders, and/or employees and/or consultants shall be collectively referred to as “Tene Managements’ Representatives”), pursuant to the Company’s needs.

2.          Term.  This Agreement shall commence on the date of its approval by the Company’s shareholders (the “Commencement Date”) and shall continue for a period of three (3) years thereafter (the “Term”). Either party has the right to terminate this Agreement, at any time and for any reason or for no reason upon thirty (30) days prior written notice to the other party, or effective immediately if Tene’s Directors are no longer serving as directors of the Company. The Term of this Agreement may be extended upon the written consent of both parties hereto and subject to the approvals required under applicable law.

3.          Annual Management Fee.

3.1.          In consideration for the Services provided by Tene to the Company as of the Commencement Date herein, Tene shall be entitled to an annual management fee of NIS 870,000, plus VAT. Notwithstanding the above, during the Term, either party has the right to terminate the Services detailed in section 1(iii) above, at any time and for any reason or for no reason upon thirty (30) days prior written notice to the other party and following the said termination Tene’s annual management fee shall be reduced to NIS 750,000, plus VAT (the "Annual Management Fee").

3.2.          The Annual Management Fee shall be paid in equal quarterly installments. The Annual Management Fee shall be subject to deduction of any withholding tax and other mandatory charges and amounts as may be prescribed by law, which taxes, charges and amounts shall be the sole responsibility of Tene.

3.3.          The consideration provided in this Section 3 shall be the sole and exclusive consideration owed to Tene and Tene Managements Representatives and Tene and Tene Managements Representatives shall not be entitled to any further consideration or reimbursement for expenses, except as expressly provided herein.

4.          Confidentiality.  Tene and Tene Managements Representatives hereby expressly undertake to maintain any information with a confidential nature, of any kind, whether written or otherwise, related to the Company and any of its subsidiaries and affiliated companies, now or in the future, and/or any of its services (or any part thereof), the Company's business, or any part thereof (the "Confidential Information") which became, or will in the future become, known to it in the framework of granting the Services to the Company, or which was or will be received thereby under circumstances reasonably interpreted as imposing an obligation of confidentiality, in strict confidence at all times, and not to use it (or any part of it) in any manner, nor disclose, transmit, inform or make available to any entity, person or body, any of the Confidential Information except for the sole purposes and as allowed herein; Tene and Tene Managements Representatives further undertakes to engage in all reasonable action to preserve and protect the Confidential Information and the Company's rights to such Confidential Information.  Confidential Information shall be deemed to include any and all proprietary information disclosed by or on behalf of the Company irrespective of form, but excluding information that (i) has become a part of the public domain not as a result of a breach of this Tene and Tene Managements’ Representatives’ undertaking under this Agreement, (ii) was known to Tene and Tene Managements Representatives prior to their association with the Company; or (iii) reflects information and data generally and publicly known in the industries or trades in which the Company operates. The provisions of this section shall survive the termination of this Agreement or the relations between the parties, and shall remain in full force and effect at all times thereafter.

5.          Expenses.  In addition to the Annual Management Fee, the Company shall reimburse Tene for any reasonable direct, out-of-pocket expenses incurred by Tene in the performance of its Services herein, pursuant to the terms and conditions of the Company’s policies, as may be amended by the Company from time to time.

6.          Conditions Precedent. This Agreement requires the approval of the Public Company's Audit Committee, Compensation Committee, the Board of Directors, and the General Meeting of the Company’s Shareholders, in accordance with the Companies Law 1999 (the “Law”). The Public Company will submit this matter to the approval of the referenced organs, and will take care of necessary reporting under the applicable Securities Laws, including the reporting of this transaction as a transaction with the Controlling Shareholders (as defined under the Law). If the necessary approvals shall not be received, this Agreement shall expire and each party shall have no claim against the other party and/or its office holders.

7.          Authorization. The undersigned signatories represent and warrant that they are duly authorized to execute this Agreement on behalf of the undersigned entities.

8.          Relationship of the Parties. It is hereby clarified that Tene and Tene Managements Representatives shall perform their undertakings hereunder on an independent contractor basis.  Tene shall not be deemed to be, nor shall any of Tene Managements Representatives be treated by the Company as employees of the Company. Accordingly, Tene and Tene Managements Representatives shall not receive nor be entitled to, among others, to overtime pay, managers insurance, paid vacation, severance payments or any social benefits from the Company.

9.          Notice.  All notices, demands, offers or other communications required or permitted by this Agreement shall be in writing and shall be sent by prepaid registered or certified mail, return receipt requested overnight delivery service, by hand delivery, by facsimile, or by e-mail (provided that any notice delivered by facsimile or e-mail shall be accompanied by a duplicate notice sent by one of the other methods permitted hereby), and in each case addressed to the other party hereto at such party’s address as set forth above, and shall be deemed given upon the date the return receipt is signed on behalf of the receiving party or, if hand delivered, upon delivery, or if given by facsimile or e-mail, upon confirmation of transmission. Parties may change the addresses at which they are to be contacted by delivering written notice thereof to all other parties to this Agreement.

10.          Miscellaneous.

A.
Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and between the Company and Tene’s Directors with respect to the subject matter hereof, and shall be binding on the parties hereto and their respective heirs, executors, administrators, successors and assigns, and its provisions may only be waived or amended in writing signed by each party. For avoidance of doubt, this Agreement shall replace all previews arrangement for any payments due to the Tene’s Directors.

B.
Covenant of Further Assurances.  On or after the date hereof, each party shall from time-to-time, at its own expense, promptly execute and deliver to the other party all further instruments, agreements, or other documents, and take all further actions, that may be necessary, convenient or appropriate, or as the other party may reasonably request, in order to evidence, confirm, perfect or protect the agreements and understandings of the parties set forth in this Agreement, or to enable the parties to exercise or enforce their respective rights and remedies hereunder.

C.
Choice of Law. This Agreement shall be interpreted and construed in accordance with the laws of the State of Israel. The Parties submit to the exclusive jurisdiction of the competent courts of Tel-Aviv in any dispute related to this Agreement without giving effect to choice of law rules.

D.
No Third-Party Beneficiaries.  This Agreement is solely for the benefit of the parties, and of persons claiming through them as provided herein.  Nothing in this Agreement shall be interpreted or construed to give any other person, firm or corporation any legal or equitable rights hereunder.

E.
No Waiver. It is agreed that no failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

F.	Enforceability. If, for any reason, any provision of this Agreement shall be invalid or unenforceable, the validity and effect of the other provisions hereof shall not be affected thereby.

G.	Counterparts. This Agreement may be executed in any number of counterparts each of which shall be deemed an original.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Caesarstone Ltd. By: Name: Title:	Tene Growth Capital 3 Funds Management Company Ltd. By: Name: Title: